Edgemont Capital Partners, LP

Financial Statements

For the Year Ended June 30, 2019





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Edgemont Capital Partners, LP:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Edgemont Capital Partners, LP (the "Company") as of June 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 27, 2019

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com


Edgemont Capital Partners, LP
Statement of Financial Condition
June 30, 2019

Assets


Cash	$	3,283,178
Accounts receivable		145,210
Due from related parties		358,932
Lease deposit		424,422
Prepaid rent		47,158
Prepaid taxes		62,769
Total assets	$	4,321,669


Liabilities and Partners' Equity


Liabilities		
Accounts payable and accrued expenses	$	94,005
Deferred rent		193,685
Total liabilities		287,690
Commitments and contingencies		
Partners' equity		
Partners' equity		4,033,979
Total partners' equity		4,033,979
Total liabilities and partners' equity	$	4,321,669

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Edgemont Capital Partners, LP (the "Company") is a Limited Partnership registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on December 20, 2001 under the laws of the State of Delaware and its office is located in New York, New York.

The Company is an investment bank that provides merger & acquisition and strategic advisory as well as growth capital raising services for healthcare companies. It also engages in the private placement of securities and corporate finance consulting for institutional investors.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not maintain customer accounts, hold customer assets, or handle customer securities transactions. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable from Fee and commission revenue are stated at net realizable value. The Company records an Allowance for doubtful accounts representing estimated uncollectible amounts. Accounts receivable balance as of June 30, 2019, was $145,210 and no allowance for doubtful accounts was considered necessary.

Revenue Recognition

Investment banking revenues for the year ended June 30, 2019, consisted primarily of fees from mergers & acquisitions advisory services.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company earns fees from Mergers & acquisitions advisory services according to the terms of written engagement agreements with customers seeking a merger, acquisition, sale, or investment banking structuring.   These agreements provide for various billing arrangements, such as initial and on-going retainers as well as success fees upon the closing of a transaction.

Effective July 1, 2018, the Company recognizes revenues in accordance with the new standard established by the Financial Accounting Standards Board ("FASB"): *Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC Topic 606").*   The Company's adoption of *ASC Topic 606* did not have a material impact on its financial statements.

The Company's revenue recognition policies under *ASC Topic 606* have the following principles:

1. A valid contract is approved by both parties, who are committed to its completion.
2. The Company identifies its performance obligations under the contract terms.
3. The Company allocates its revenue under the contract among its performance obligations.
4. As the Company satisfies its performance obligations under the contract, it recognizes the associated revenue amount, subject to collection being received or reasonably assured.
5. Customer billings made in accordance with contract terms may differ in timing from the appropriate revenue recognition amount, in which case the Company records an asset or liability balance to properly state revenues in accordance with ASC Topic 606.

The Company recognizes incentive compensation on transactions and any other direct contract costs in the same accounting period as the related revenues.

Reimbursed expense income primarily represents direct expenses related to the work performed on their engagements. The related expensed items are included in Other operating expenses on the Statement of Income.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is classified as a Partnership for Federal, state, and local income tax purposes, whereby the Company's income or loss is reported by the partners on their personal income tax returns. Accordingly, no provision has been made for Federal, state or local taxes.

Note 2: INCOME TAXES

As stated in Note 1, the Company is classified as a Partnership for Federal, state, and local tax purposes, whereby the Company's income or loss is reported by the partners on their personal income tax returns. Accordingly, no provision has been made for Federal, state, and local taxes. The Company is subject to the New York City Unincorporated Business Tax on a calendar year basis. The Company files their tax return on a calendar year basis. As of June 30, 2019, the Company did not have any New York City sourced income for the first six months of the calendar year, therefore no accrual is considered necessary. The Company does have prepaid taxes of $62,769, shown on the Statement of Financial Condition.

The Company is required to file income tax returns in federal, state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2019, no examinations have been initiated by any of the taxing authorities.

Note 3: RELATED PARTY AND EXPENSE SHARING AGREEMENT

Effective January 1, 2007, Edgemont Advisors L.P. ("Advisors"), an entity commonly owned and operated with the Company, assumed most of the Company's non-broker dealer business. As of that date, most of the existing non-broker dealer contracts with the Company's clients were assigned to Advisors, and the related operating expenses of that business were assumed and paid by Advisors.

Effective January 1, 2007, the Company and Advisors entered into an expense sharing agreement by which Advisors' operating expenses (i.e. office rent, office expense, insurance, payroll and related taxes, employee benefits, retirement plan contribution, professional fees, travel and entertainment, etc.) are allocated to each entity based on their respective revenue for the year. Expenses such as retirement plan contributions, NYC unincorporated business tax, taxes and licenses, and depreciation, are not allocated between the entities. Each entity is charged individually for these expenses.

The Company shall reimburse Advisors for such operating expenses by paying Advisors a monthly payment. The size of the monthly payment will be adjusted periodically to reflect the changes in the Company's relative revenue. At the end of each fiscal quarter, the Company and Advisors shall determine whether the aggregate monthly payments made during that quarter appropriately reimbursed Advisors for operating expenses provided to the Company, and shall make such end-of-quarter adjustments as reasonably appropriate.

Note 3:   RELATED PARTY AND EXPENSE SHARING AGREEMENT (CONTINUED)

For the year ended June 30, 2019, the revenue of the Company represented 100% of the total revenue of both entities; therefore the Company was charged with 100% of the operating expenses of both entities.

As of June 30, 2019, the Company had a balance of $353,046, due from Advisors on the accompanying Statement of Financial Condition for expenses related to the terms of this expense sharing agreement. The remaining balance of Due from related parties is made up of $5,886 due from the General Partner.

The Company leases office space occupied by both entities. Advisors paid the monthly rent for the first seven month in their old space which was covered under their expense sharing agreement discussed above.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 4:   RETIREMENT AND PROFIT-SHARING PLAN CONTRIBUTIONS

The Company maintains a 401k retirement plan covering its limited partners and eligible employees. For the year ended June 30, 2019, Advisors paid $109,728 in employer contributions on behalf of the Company. This amount is included in Employee compensation and benefits shown on the Statement of Income.

The Company has a discretionary profit-sharing plan covering its limited partners and eligible employees. Profit-sharing expense is funded through annual contributions to the plan. For the year ended June 30, 2019, Advisors paid $115,814 in employer contributions on behalf of the Company. This amount is included in Employee compensation and benefits shown on the Statement of Income.

Note 5:   CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended June 30, 2019, cash balances held in financial institutions were in excess of the FDIC limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash deposits with financial institutions which are financially stable.

Note 6:   COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a non-cancellable lease which commenced on February 1, 2019 and expires on April 29, 2023.

The Company was given the option to move into the space early, in which they moved into their new office space September 2018. The Company straight-lined the rent abatement over the life of the lease and as of June 30, 2019, there was $139,685 of deferred rent shown on the Statement of Financial Condition.

Under this new lease agreement, the Company is required to hold an irrevocable letter of credit as a security deposit, in the amount of $424,422, shown on the Statement of Financial Condition.

As of June 30, 2019, the minimum annual payments are as follows:

Year Ending June 30,		
2020	$	565,896
2021		565,896
2022		565,896
2023		471,580
Total	$	2,169,268

The Company has prepaid rent expense of $47,158, shown on the Statement of Financial Condition for the year then ended.

Contingencies

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2019, or during the year then ended.

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

Note 7: GUARANTEES
(CONTINUED)

The Company has issued no guarantees at June 30, 2019, or during the year then ended.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC Topic 606 effective July 1, 2018 with no material impact on the Company's financial statements.

FASB ASC Topic 842, Leases, is effective for the Company as of its year ending June 30, 2020. ASC Topic 842 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. The Company believes that its forthcoming adoption of ASC Topic 842 may require certain accounting changes, including the recording of a lease asset and liability balance, which will not materially impact the Company's net capital.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2019, the Company had net capital of $2,995,488 which was $2,976,309 in excess of its required net capital of $19,179; and the Company's ratio of aggregate indebtedness ($287,690) to net capital was 0.1 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

As reported on Schedule I, there is a difference of $241,977 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 3,237,465
Adjustments		
Partners' equity	$ (388,505)	
Non-allowable assets	146,528	
		(241,977)
Net capital per audited statements		$ 2,995,488